

Mailstop 4628

March 2, 2017

Via E-mail
Mr. Jeff A. Zadoks
Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

> **Re: Post Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended September 30, 2016**
> **Filed November 18, 2016**
> **Form 8-K Filed November 17, 2016**
> **Response Letter dated February 21, 2017**
> **File No. 1-35305**

Dear Mr. Zadoks:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2017 letter.

Form 8-K Filed November 17, 2016

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

1.   We note your response to prior comment 2, proposing to add disclosure clarifying that variations of EBITDA, as described on page 11, are used only in your financing documents and covenants, and do not affect the Adjusted EBITDA and segment Adjusted EBITDA non GAAP measures presented in the earnings release. You explain that this variation of EBITDA disclosure is to inform investors that you use an alternate form of EBITDA in your financing documents and covenants. You state that you have provided

investors in debt offerings with alternate measures of Adjusted EBITDA. If this is the case, you should revise your disclosures to utilize different labels that clearly distinguish each measure from the others. If you have referenced the alternate measures because they are material, also explain why you have not disclosed the other measures, along with the covenants and an analysis, so that readers may understand the extent to which you have either complied or not complied with your covenants and the implications. If you do not consider the alternate measures and covenants to be material, revise your disclosure to focus more clearly on the non GAAP measures that are being disclosed.

The disclosure you provide to address Item 10(e)(1)(i)(D) of Regulation S-K should reflect any additional purposes for which the non GAAP measure that you disclose are utilized, rather than other measures which are not presented.

2.	We note your response to prior comment 2, explaining that you only present sales and volume data on a "comparable basis" as defined in the earnings release, to provide investors with a historical reference giving effect to completed acquisitions or divestitures as if owned or not owned for the entire period referenced. You further acknowledge that the information presented on a "comparable basis" is essentially hypothetical or pro forma and is not a non-GAAP financial measure. Please revise your presentation to label it as pro forma rather than comparable, and to include a table showing adjustments for all acquisitions and divestitures, on a disaggregated basis, that affect the pro forma sales and volumes for each period presented.

3.	We have read the additional disclosure that you have proposed in response to prior comment 3, including a reconciliation between your GAAP diluted loss per share and non-GAAP adjusted net earnings per share. Please further revise footnote (1) to describe your approach in calculating the first adjustment, indicating whether it represents the effect of the change in shares relative to the GAAP measure, before considering other adjustments, or the residual non-GAAP measure, after considering other adjustments; and similarly indicate whether the other adjustments are based on the shares utilized for GAAP purposes or the shares utilized for your non-GAAP measure when the number of shares differ, as when the two measures are not both positive or both negative.

Mr. Jeff A. Zadoks
Post Holdings, Inc.
March 2, 2017

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources